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                            ARTICLES OF AMENDMENT
                                     OF
                         DYNASTY CAPITAL CORPORATION


1. Article IV of the Articles of Incorporation of Dynasty Capital Corporation, which was filed on October 1, 1986, is hereby amended to read as follows:

       "Article IV - The Company is authorized to issue 100,000,000 shares of Common Stock having a par value of .0001 each. Additionally, the Company is authorized to issue 10,000,000 shares of Preferred Stock, having a par value of .001 each. The Preferred Stock may be issue in a series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The rights, preferences and limitations of a separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors, including, without limitation, the rate of dividends, method and amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights."

2. The foregoing amendment was adopted by the shareholders of this corporation on the 3rd day of November.

       IN WITNESS WHEREOF, the undersigned President and Secretary of this corporation have executed these Articles of Amendment this 3rd day of November, 1986.

                                                  /s/Robert C. Hackney
                                                  --------------------
                                                  President and Secretary